Exhibit 4.7

Execution Version

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Employment Agreement”), dated as of December 17, 2019 (the “Effective Date”), by and between New Frontier Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and Roberta Lipson (“Employee”).

WHEREAS, in connection with the transaction contemplated by the Transaction Agreement, dated as of July 30, 2019, by and among the Company, NF Unicorn Acquisition Limited, Healthy Harmony Holdings, L.P., Healthy Harmony GP, Inc., and certain individual persons, (the “Transaction Agreement”), the Company and Employee desire to enter into this Employment Agreement in accordance with the terms set forth herein.

NOW THEREFORE, the parties hereto agree as follows:

1.	Duties; Term.

(a)               Term. The term of this Employment Agreement and Employee’s employment hereunder shall commence on the Effective Date and end on the third (3rd) anniversary of the Effective Date, unless sooner terminated in accordance with Section 4 hereof (the “Initial Term”). The employment term hereunder shall automatically be renewed for successive one (1)-year periods (such periods, collectively with the Initial Term, the “Term”) unless the Company or Employee gives notice of non-renewal to the other party no later than six (6) months prior to the end of the then-applicable Term, subject to earlier termination in accordance with Section 4 hereof. Notwithstanding anything in this Employment Agreement to the contrary, in no event shall notice of non-renewal by the Company in accordance with this Section 1(a) (or any subsequent reduction in duties or responsibility during the six (6)-month period following such notice) constitute or otherwise be deemed to trigger Good Reason for purposes of this Employment Agreement.

(b)               Duties. Effective as of the Effective Date, the Company agrees to employ Employee, and Employee agrees to be so employed, in the position of Chief Executive Officer (“CEO”) of the Company, reporting solely and directly to the Board of Directors of the Company (the “Board”). In such position, Employee shall have such duties, authority and responsibilities as are customary for persons occupying such position in companies of like size and type, including full day-to-day operational authority, and such additional duties, authority and responsibilities consistent with Employee’s position as may be assigned from time to time by the Board. Employee shall be the senior-most executive officer of the Company, and shall serve as a member of the board of directors (or equivalent governing body) of each of the Company’s principal operating subsidiaries. All of the members of senior management of the Company and its subsidiaries shall report (directly or indirectly) to Employee. Employee shall also serve as a member of the Executive Committee (as such term is defined below). Employee agrees to faithfully perform the lawful duties assigned to Employee pursuant to this Employment Agreement to the best of Employee’s abilities. Employee shall be subject to all laws, rules, regulations and policies as are from time to time applicable to employees of the Company and, in the case of rules or policies adopted by the Company, communicated to Employee in writing. Employee shall devote substantially all Employee’s working time, attention, best efforts and ability exclusively to the service of the Company and its subsidiaries during the Term.

(c)               Other Activities. Notwithstanding the foregoing, Employee may (i) serve on civic or charitable boards or not-for-profit industry related organizations, (ii) engage in charitable, civic, educational, professional, community and/or industry activities without remuneration therefor, (iii) deliver lectures or fulfill speaking engagements, and (iv) manage personal and family investments, so long as such activities do not interfere with performance of Employee’s duties under the Employment Agreement. Employee also may serve on the board of directors or advisory committee of other for-profit enterprises subject to the consent of the Board, which shall not unreasonably be withheld.

(d)               Executive Committee. The Board shall establish an executive committee (the “Executive Committee”), which shall consist of three (3) directors, who shall be Employee and, initially, Carl Wu and Antony Leung (or, in lieu of Messrs. Wu and/or Leung, such other individual(s) as may be designated by Messrs. Wu and/or Leung). Unless the members of the Executive Committee unanimously agree otherwise, the Executive Committee shall meet at least once a month to discuss the management of the Company and its subsidiaries and shall have reasonable access to senior management members of the Company. The Executive Committee will be responsible for overseeing and assisting the management in implementing decisions and matters approved by the Board, including, without limitation, the following matters: (i) monthly review of operational and financial performance or key performance indicators; (ii) capital expenditures; (iii) financing; and (iv) mergers, acquisitions and other material transactions involving the Company or any of its subsidiaries. All decisions of the Executive Committee will require the approval of a majority of the members thereof. The Executive Committee shall otherwise be subject to all applicable requirements of the New York Stock Exchange (or other applicable stock exchange requirements) and the terms of any applicable committee charter.

(e)               Board Position. Employee shall be nominated to serve as a member of the Board as of the Effective Date, and at each subsequent annual meeting of the Company’s shareholders during the Term and, subject to, and solely to the extent permitted by, the requirements of the New York Stock Exchange (or other applicable stock exchange requirements), following the end of the Term for so long as Employee is at least a one percent (1%) shareholder of the Company, the Company shall nominate Employee to serve as a member of the Board, and Employee hereby acknowledges and agrees that, to the extent Employee is no longer entitled to nomination or otherwise is no longer permitted to serve as a member of the Board under the requirements of the New York Stock Exchange (or other applicable securities exchange requirements), Employee shall resign Employee’s Board membership.

2.	Compensation.

(a)               Annual Salary. As compensation for Employee’s services hereunder, the Company shall pay to Employee an initial annual salary at the rate of $600,000 per annum, payable in accordance with the Company’s standard payroll policies (the “Annual Salary”). The Annual Salary shall be reviewed annually by the Company during the Term and shall be subject to such increases (but not decreases) as the Company may determine, taking into consideration the Company’s and Employee’s performance during the preceding year as well as increases in the cost of living and other factors.

(b)               Annual Bonus. During the Term, Employee will be eligible to receive annual bonus compensation (the “Annual Bonus”) pursuant to the Company’s short-term cash incentive plan (the “STIP”), as such shall be established and approved by the Compensation Committee of the Board (the “Compensation Committee”). Pursuant to the STIP, Employee’s annual target bonus for each year during the Term will be one hundred percent (100%) of Employee’s Annual Salary (the “Annual Target Bonus”), with a maximum bonus equal to two hundred percent (200%) of Employee’s Annual Salary; provided, that the actual amount of the Annual Bonus that may be paid to Employee in respect of each year is to be determined based on the achievement of annual performance objectives as set forth in the STIP, and will be payable to Employee so long as Employee is actively employed by the Company as of the date the Company pays annual bonuses to senior executives under the STIP (except as otherwise provided in Section 4 hereof). Any Annual Bonus earned shall be paid in cash as soon as reasonably practicable after the end of the fiscal year for which such bonus was earned, and in any event not later than two and one-half (2½) months after the end of such fiscal year, unless the Compensation Committee determines (at a time and in a manner that complies with Section 409A of the U.S. Internal Revenue Code (“Section 409A”)) that payment shall be made at a later date and/or in a different form.

(c)               Long-Term Equity Incentive Compensation. Employee shall be entitled to participate in the Company’s long-term equity incentive plan (the “LTIP”) as determined by the Compensation Committee and subject to the terms and conditions of the LTIP.

3.	Benefits; Expense Reimbursement.

(a)               Employee shall be eligible to participate in the Company’s group health, sickness and hospitalization insurance during the Term and following Employee’s termination of employment with the Company (no matter the reason) for the life of Employee, subject to the terms and conditions of such plans. In addition, during the Term, Employee shall be eligible to participate in any other employee benefit plans of the Company (including without limitation any group life and accident insurances) in effect during the Term, as may be amended from time to time, and generally available to the Company’s senior executive officers, subject to the terms and conditions of such plans.

(b)               Without limiting the generality of the foregoing, during the Term, the Company will provide Employee at its expense with a life insurance policy with a death benefit equal to three (3) times the Annual Salary, the beneficiary to be named by Employee. Employee shall have the right to reimbursement, upon proper accounting, of reasonable expenses and disbursements incurred by Employee in the course of Employee’s duties hereunder. In addition, during each calendar year of the Term, Employee shall be entitled to no less than five (5) weeks of paid home-leave vacation. In connection with such home leave vacation, the Company shall reimburse Employee for round-trip economy class air fare for each of Employee, Employee’s spouse and Employee’s dependent children from Beijing to Employee’s home in the United States. During the Term, Employee shall be entitled to the use of a Company-owned automobile or an allowance to reimburse Employee for Employee’s costs associated with the use of a personal automobile. During the Term, Employee shall also be provided, via direct payment or reimbursement to Employee at her discretion, a special allowance of ten thousand dollars ($10,000) per month, which is intended to cover Employee’s additional expenses related to family airfare, travel, housing, club memberships, professional society memberships, professional education fees and similar expenses which are not otherwise reimbursable business expenses (the “Special Allowance”). Payment or reimbursement of each of the benefits and expenses provided for in this paragraph with respect to any calendar year shall not affect the amount of benefits payable or expenses eligible for reimbursement in any other calendar year, and such benefits and reimbursements may not be exchanged for cash or another benefit. Payment of the Special Allowance and reimbursement for any of the expenses referred to in this paragraph shall be made no later than March 15 of the calendar year following the calendar year in which the relevant expenses are incurred.

(c)               Employee acknowledges that some or all of these benefits may be deemed compensation to Employee and that the Company may withhold from any amounts payable to Employee all federal, state, local and/or other taxes and amounts as shall be required pursuant to law, rule or regulation.

4.	Employment Termination.

(a)            (1) Cause. At any time during the Term, the Company shall have the right to terminate this Employment Agreement and Employee’s employment with the Company hereunder, at any time upon written notice to Employee, in the event Employee engages in conduct which constitutes “Cause.” For purposes of this Employment Agreement, “Cause” shall mean: (i) Employee’s willful misconduct in the performance of Employee’s obligations under this Employment Agreement or gross negligence in the performance of Employee’s obligations under this Employment Agreement; (ii) dishonesty or misappropriation by Employee relating to the Company or any of its funds, properties, or other assets; (iii) inexcusable repeated or prolonged absence from work by Employee (other than as a result of, or in connection with, a Disability); (iv) any unauthorized disclosure by Employee of confidential or proprietary information of the Company, including, but not limited to, Confidential Information, which is reasonably likely to result in material harm to the Company; (v) a conviction of Employee (including entry of a guilty or nolo contendere plea) involving fraud, dishonesty, or moral turpitude, or involving a violation of federal or state securities laws; or (vi) the failure by Employee to attempt to perform faithfully Employee’s duties hereunder, or other material breach by Employee of this Employment Agreement, and such failure or breach is not cured, to the extent cure is possible, by Employee within thirty (30) days after written notice thereof from the Company to Employee; provided, however, that no event or condition described in clauses (i), (ii), (iii), (iv) and (vi) shall constitute Cause unless (x) the Company first gives Employee written notice of its intention to terminate Employee’s employment for Cause and the grounds for such termination no fewer than twenty (20) days prior to the date of termination; and (y) Employee is provided the opportunity to appear before the Board, with or without legal representation at Employee’s election, to present arguments on Employee’s own behalf; provided, further, however, that notwithstanding anything to the contrary in this Employment Agreement and subject to the other terms of this proviso, the Company may take any and all actions, including without limitation suspension (with or without pay, as determined by the Board), it deems appropriate with respect to Employee and Employee’s duties at the Company pending such appearance. No act or failure to act on Employee’s part will be considered “willful” unless done, or omitted to be done, by Employee not in good faith and without reasonable belief that Employee’s action or omission was in the best interests of the Company.

(2)        Termination By the Company for Cause; Resignation By Employee without Good Reason. If this Employment Agreement and Employee’s employment with the Company hereunder is terminated for Cause, or if Employee voluntarily resigns (which Employee may do at any time) from the Company without Good Reason (as such term is defined in Section 4(b)(1) hereof) during the Term, the Company shall pay Employee:

(i) a lump sum amount within thirty (30) days after such termination (or such later date as may be required by Section 4(j) hereof) equal to the sum of (A) all earned but unpaid portions of the Annual Salary earned through the date of resignation or termination of employment, as applicable (the “Termination Date”), (B) payment of or reimbursement for any unreimbursed business expenses, air fare, and automobile expenses incurred by Employee prior to the Termination Date to which Employee is entitled pursuant to Section 3 hereof, and (C) payment for any unused vacation days through the Termination Date;

(ii) other than in the case of termination by the Company for Cause, any earned but unpaid Annual Bonus for a previously completed fiscal year of the Company, which shall be paid at the time paid to active employees, but no later than two and one-half (2 ½) months after the end of the fiscal year for which the bonus was earned (or such later date as may be required by Section 4(j) hereof); and

(iii) any other amounts or benefits (other than severance, termination or similar pay) required to be paid or provided by law or under any plan, program or policy of the Company (including without limitation the Company’s group health, sickness and hospitalization insurance as provided in Section 3(a) hereof), which shall be paid or provided in accordance with the terms of such law, plan, program or policy (or such later date as may be required by Section 4(j) hereof) (the items in clauses (i)(A)-(C), (ii), and (iii) collectively, the “Accrued Amounts”);

and following any such termination of employment, Employee shall not be entitled to receive any other compensation or benefits from the Company hereunder, including, without limitation, any portion of the Annual Bonus for the fiscal year in which the Termination Date occurs.

(b)           (1)  By the Company without Cause; Resignation By Employee for Good Reason. This Employment Agreement and Employee’s employment with the Company hereunder may also be terminated by the Company without Cause, or by Employee upon the occurrence of an event constituting Good Reason. For purposes of this Employment Agreement, “Good Reason” shall mean: (i) any reduction in Employee’s authority, functions, duties, or responsibilities; (ii) any adverse change in Employee’s positions, titles or reporting responsibility (such that Employee reports to a person other than the Board); (iii) any adverse change in reporting lines such that the members of senior management of the Company and its subsidiaries no longer report directly or indirectly to Employee; (iv) the assignment of duties to Employee that are inconsistent with Employee’s position and status as CEO of the Company; (v) a reduction in the Annual Salary during the Term or a material reduction in Annual Target Bonus opportunity during the Term; (vi) any other material breach of this Employment Agreement by the Company; or (vii) Employee’s relocation by the Company or a successor thereto without Employee’s written consent to a location other than Beijing, China; provided, that (x) Employee provides notice to the Company of the existence of the event or condition constituting the basis for Employee’s Good Reason resignation within sixty (60) days after Employee learns that such event or condition exists; (y) in the case of (i) through (vi) above, the Company has failed to cure the event constituting Good Reason within thirty (30) days following written notice thereof from Employee, and (z) Employee’s termination of employment occurs not later than one hundred and twenty (120) days after Employee learns that such event or condition exists.

(2) In the event that Employee’s employment with the Company shall terminate during the Term on account of termination by the Company without Cause, or by Employee with Good Reason, then the Company shall pay or provide to Employee, as Employee’s sole and exclusive remedy hereunder:

(A) the Accrued Amounts, which shall be paid or provided at the times set forth in Section 4(a)(2);

(B) a pro-rated (based on the number of days employed in the year of termination or resignation) Annual Bonus for the fiscal year in which such termination or resignation occurs based on the amount of Annual Bonus actually earned for such fiscal year by virtue of the achievement of the performance goals established for such fiscal year (a “Pro-Rated Bonus”), which shall be paid at the same time the Annual Bonus for that fiscal year is paid to active employees, but not later than two and one-half (2 ½) months after the end of such fiscal year (provided, however, that in the event the termination of Employee’s employment with the Company occurs within twelve (12) months following a “change in control” (as such term is defined in the LTIP) which is also a change in control event for purposes of Section 409A, the pro-rated bonus provided under this clause (B) shall instead be based on the greater of (x) the average of the Annual Bonus paid to Employee for the two (2) completed fiscal years immediately preceding the Termination Date and (y) thirty percent (30%) of the Annual Salary of Employee as of the last day of the most recently completed fiscal year, and such amount shall be paid on the sixtieth (60th) day following the Termination Date (or such later date as may be required by Section 4(j)));

(C) an annuity policy which will provide Employee with payments of one thousand dollars ($1,000) per month from the date Employee attains age 65 until her death, which annuity policy shall be delivered to Employee on the sixtieth (60th) day following the Termination Date (or such later date as may be required by Section 4(j)); and

(D) Three hundred percent (300%) of the sum of (1) the Annual Salary to which Employee would have been entitled if Employee had continued working for the Company for an additional twelve (12)-month period following the Termination Date, (2) the amount of Annual Bonus that was paid to Employee for the Company’s fiscal year immediately prior to the fiscal year in which the Termination Date occurs, and (3) the annual Special Allowance under Section 3, with the cash amounts payable under this clause (D) being paid to Employee in a lump sum payment on the sixtieth (60th) day following the Termination Date (or such later date as may be required by Section 4(j)).

Notwithstanding the foregoing provisions of this paragraph: (1) the payments provided for in this Section 4(b)(2) other than those provided for in clause (A) shall be contingent upon Employee’s continued compliance with Sections 5 and 6 hereof (except that Employee shall not be deemed for purposes of this Section 4(b) not to have been in compliance with Section 6 solely as a result of an unintentional and immaterial disclosure of Confidential Information) and Employee shall be obligated to repay all such payments upon determination by the Board that Employee has failed to comply as such with Sections 5 or 6 hereof; and (2) all of the payments and benefits provided for in this Section 4(b)(2) other than those provided for in clause (A) shall be subject to Employee’s execution of the Release referred to in Section 24 within the time period set forth therein and Employee’s non-revocation of such Release within any applicable revocation period.

(c)            In the event that Employee becomes entitled to one or more payments (with a “payment” including, without limitation, the vesting of equity-based awards or other non-cash benefit or property, whether pursuant to the terms of this Employment Agreement or any other plan, arrangement or agreement with the Company or any affiliated company) (the “Total Payments”), which are or become subject to the tax imposed by Section 4999 of the Internal Revenue Code of 1986 (the “Code”) (or any similar tax that may hereafter be imposed) (the “Excise Tax”), the Company shall pay to Employee at the time specified below an additional amount (the “Gross-up Payment”) (which shall include, without limitation, reimbursement for any penalties and interest that may accrue in respect of such Excise Tax) such that the net amount retained by Employee, after reduction for any Excise Tax (including any penalties or interest thereon) on the Total Payments and any federal, state and local income or employment tax and Excise Tax on the Gross-up Payment provided for by this Section 4(c), but before reduction for any federal, state or local income or employment tax on the Total Payments, shall be equal to the sum of (x) the Total Payments, and (y) an amount equal to the product of (1) any deductions disallowed for federal, state or local income tax purposes because of the inclusion of the Gross-up Payment in Employee’s adjusted gross income multiplied by (2) the highest applicable marginal rate of federal, state or local income taxation, respectively, for the calendar year in which the Gross-up Payment is to be made.

(d)           For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax pursuant to subsection (c) above,

(i) the Total Payments shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax, unless, and except to the extent that, in the written opinion of independent compensation consultants or auditors of nationally recognized standing selected by the Company and reasonably acceptable to Employee (“Independent Auditors”), the Total Payments (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code or are otherwise not subject to the Excise Tax,

(ii)  the amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Total Payments or (B) the amount of excess parachute payments within the meaning of Section 280G(b)(1) of the Code (after applying clause (i) above), and

(iii)  the value of any non-cash benefits or any deferred payment or benefit shall be determined by the Company’s Independent Auditors appointed pursuant to clause (i) above in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

(e)            For purposes of determining the amount of the Gross-up Payment, Employee shall be deemed (i) to pay federal income taxes at the highest marginal rate of federal income taxation for the calendar year in which the Gross-up Payment is to be made; (ii) to pay any applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes if paid in such year (determined without regard to limitations on deductions based upon the amount of Employee’s adjusted gross income); and (iii) to have otherwise allowable deductions for federal, state and local income tax purposes at least equal to those disallowed because of the inclusion of the Gross-up Payment in Employee’s adjusted gross income. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time the Gross-up Payment is made, Employee shall repay to the Company at the time that the amount of such reduction in Excise Tax is finally determined (but, if previously paid to the taxing authorities, not prior to the time the amount of such reduction is refunded to Employee or otherwise realized as a benefit by Employee) the portion of the Gross-up Payment that would not have been paid if such Excise Tax had been applied in initially calculating the Gross-up Payment, plus interest on the amount of such repayment at the rate provided in Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time the Gross-up Payment is made (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-up Payment), the Company shall make an additional Gross-up Payment in respect of such excess (plus any interest and penalties payable with respect to such excess) at the time that the amount of such excess is finally determined. The Gross-up Payment provided for above shall be paid on the thirtieth day (or such earlier date as the Excise Tax becomes due and payable to the taxing authorities) after it has been determined that the Total Payments (or any portion thereof) are subject to the Excise Tax (or such later date as may be required by Section 4(j)); provided, however, that if the amount of such Gross-up Payment or portion thereof cannot be finally determined on or before such day, the Company shall pay to Employee on such day an estimate, as determined by the Company’s Independent Auditors appointed pursuant to clause (i) above, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code), as soon as the amount thereof can be determined. In the event that the amount of the estimated payments exceeds the amount subsequently determined to have been due, such excess amount, together with interest at the rate provided in Section 1274(b)(2)(B) of the Code, shall be repaid by Employee to the Company within five (5) days after notice from the Company of such determination. If more than one Gross-up Payment is made, the amount of each Gross-up Payment shall be computed so as not to duplicate any prior Gross-up Payment. The Company shall have the right to control all proceedings with the Internal Revenue Service that may arise in connection with the determination and assessment of any Excise Tax and, at its sole option, the Company may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority in respect of such Excise Tax (including any interest or penalties thereon); provided, however, that the Company’s control over any such proceedings shall be limited to issues with respect to which a Gross-up Payment would be payable hereunder and Employee shall be entitled to settle or contest any other issue raised by the Internal Revenue Service or any other taxing authority. Employee shall cooperate with the Company in any proceedings relating to the determination and assessment of any Excise Tax and shall not take any position or action that would materially increase the amount of any Gross-up Payment hereunder. Notwithstanding any other provisions of this Section 4(e), any Gross-up Payment hereunder shall be made no later than the end of Employee’s taxable year next following Employee’s taxable year in which Employee remits the Excise Tax (or interest or penalties thereon) to which the Gross-up Payment relates.

(f)                Except as otherwise provided in this Employment Agreement, Employee shall not be required to mitigate the amount of any payment provided for in this Section 4 by seeking employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned by Employee as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by Employee to the Company, or otherwise.

(g)               Death; Disability. This Employment Agreement and Employee’s employment with the Company hereunder shall terminate immediately and automatically upon the death of Employee, and may be terminated by the Company upon the Disability (as defined below) of Employee. For purposes of this Employment Agreement, “Disability” shall mean physical or mental incapacity of a nature which prevents Employee, in the good faith judgment of the Board, from performing Employee’s duties under this Employment Agreement for a period of one-hundred and eighty (180) consecutive days or two-hundred and seventy (270) days during any year with each year under this Employment Agreement commencing on each anniversary of the Effective Date. If this Employment Agreement and Employee’s employment with the Company hereunder is terminated on account of Employee’s death or Disability, then the Company shall pay Employee, or Employee’s estate, conservator or designated beneficiary, as the case may be, an amount equal to:

(A) the Accrued Amounts, which shall be paid at the times set forth in Section 4(a)(2); and

(B) a pro-rated (based on the number of days employed in the year of termination) Annual Bonus for the fiscal year in which such termination occurs based on the greater of (1) the average of the Annual Bonus paid to Employee for the two (2) completed fiscal years immediately preceding such termination, and (2) thirty percent (30%) of the Annual Salary of Employee as of the last day of the most recently completed fiscal year, which shall be paid in a lump sum on the sixtieth (60th) day following the Termination Date (or such later date as may be required by Section 4(j));

and following any such termination, neither Employee, nor Employee’s estate, conservator or designated beneficiary, as the case may be, shall be entitled to receive any other compensation or benefits from the Company hereunder. Notwithstanding the foregoing, in the event of termination on account of Disability, the amount payable under clause (B) of this Section 4(g) shall be subject to the execution by Employee or Employee’s legal representatives of the Release referred to in Section 24 within the time period set forth therein and non-revocation of such Release within any applicable revocation period.

(h)           Non-Renewal of the Term. This Employment Agreement and Employee’s employment with the Company hereunder shall terminate immediately and automatically upon the expiration of the Term following notice of non-renewal of the Term by either the Company or Employee in accordance with Section 1(a). In such event, the Company shall pay Employee:

(i) the Accrued Amounts, which shall be paid at the times set forth in Section 4(a)(2);

(ii) a Pro-Rated Bonus (as defined in Section 4(b)(2)), which shall be paid at the same time the bonus for that fiscal year is paid to active employees (or such later date as may be required by Section 4(j)), but not later than two and one-half (2 ½) months after the end of such fiscal year;

(iii) an annuity policy which will provide Employee with payments of one thousand dollars ($1,000) per month from the date Employee attains age 65 until her death, which annuity policy shall be delivered to Employee on the sixtieth (60th) day following the Termination Date (or such later date as may be required by Section 4(j)); and

(iv) the Annual Salary to the same extent to which Employee would have been entitled if Employee had continued working for the Company for an additional twelve (12)-month period.

The payment provided for in clause (iv) above shall be made in a lump sum payment on the sixtieth (60th) day following the Termination Date (or such later date as may be required by Section 4(j)); provided, that (1) the payments provided for in this Section 4(h) other than those provided for in clause (i) shall be contingent upon Employee’s continued compliance with Sections 5 and 6 hereof (except that Employee shall not be deemed for purposes of this Section 4(h) not to have been in compliance with Section 6 solely as a result of an unintentional and immaterial disclosure of confidential information) and Employee shall be obligated to repay such payments in their entirety upon determination by the Board that Employee has failed to comply as such with Sections 5 or 6 hereof; and (2) the payments and benefits provided for in this Section 4(h) other than those provided for in clause (i) shall be subject to Employee’s execution of the Release referred to in Section 24 hereof within the time period set forth therein and Employee’s non-revocation of such Release within any applicable revocation period.

(i)             Upon the termination of this Employment Agreement pursuant to Section 4 hereof, the Company shall have no further obligations under this Employment Agreement except for amounts and benefits payable pursuant to Section 4 hereof; provided, however, that Sections 5 through 26 hereof shall survive and remain in full force and effect.

(j)             Notwithstanding the foregoing provisions of this Section 4, if Employee is a “specified employee” within the meaning of Section 409A, as determined by the Compensation Committee in accordance with Section 409A, any amounts payable under this Section 4 which constitute “deferred compensation” within the meaning of Section 409A and which are otherwise scheduled to be paid during the first six (6) months following Employee’s termination of employment (other than any payments that are permitted under Section 409A to be paid within six months following termination of employment of a “specified employee”) shall be suspended until the six (6)-month anniversary of Employee’s termination of employment (or Employee’s death, if sooner), at which time all payments that were suspended shall be paid to Employee in a lump sum, together with interest on each suspended payment at the prime rate (as reported in the Wall Street Journal) in effect on the date of termination, compounded daily, from the date of suspension to the date of payment. For purposes of Section 409A, each installment or other payment under this Section 4 will be treated as a separate payment. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Employment Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Section 409A).

5.	Non-Competition.

(a)            Employee hereby agrees that, during the period from the Effective Date through the end of the first twelve (12) months after the cessation of Employee’s employment with the Company, Employee will not engage in “Competition” with the Company. For purposes of this Employment Agreement, “Competition” by Employee shall mean Employee’s engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting Employee’s name to be used in connection with the activities of any other business or organization anywhere in the world which primarily engages in the business of providing health care services in China (a “Competing Business”); provided, however, that, notwithstanding the foregoing, it shall not be a violation of this Section 5(a) for Employee to (x) become the registered or beneficial owner of up to three percent (3%) of any class of the capital stock of a competing corporation, provided that Employee does not otherwise participate in the business of such corporation or (y) work in a non-competitive business of a company which is carrying on a Competing Business, the revenues of which represent less than twenty percent (20%) of the consolidated revenues of that company, or, as a result thereof, owning compensatory equity in that company.

(b)           Employee hereby agrees that, during the period from the Effective Date through the end of the first twelve (12) months after the cessation of Employee’s employment with the Company, Employee will not solicit for employment or hire, in any business enterprise or activity, any employee of the Company who was employed by the Company during the Term; provided, that the foregoing shall not be violated by general advertising not targeted at Company employees nor by serving as a reference upon request.

6.	Confidentiality; Intellectual Property.

(a)            Except as otherwise provided in this Employment Agreement, at all times during and after the Term, Employee shall keep secret and retain in strictest confidence, any and all “Confidential Information” relating to the Company, and shall use such Confidential Information only in furtherance of the performance by Employee of Employee’s duties to the Company and not for personal benefit or the benefit of any interest adverse to the Company’s interests. For purposes of this Employment Agreement, “Confidential Information” shall mean any information including without limitation plans, specifications, models, samples, data, customer lists and customer information, computer programs and documentation, and other technical and/or business information, in whatever form, tangible or intangible, that can be communicated by whatever means available at such time, that relates to the Company’s current business or future business contemplated during the Term, products, services and development, or information received from others that the Company is obligated to treat as confidential or proprietary (provided, that such Confidential Information shall not include any information that (i) has become generally available to the public or is generally known in the relevant trade or industry other than as a result of an improper disclosure by Employee, or (ii) was available to or became known to Employee prior to the disclosure of such information on a non-confidential basis without breach of any duty of confidentiality to the Company), and Employee shall not disclose such Confidential Information to any Person other than the Company, except with the prior written consent of the Company, as may be required by law or court or administrative order (in which event Employee shall so notify the Company as promptly as practicable), or in performance of Employee’s duties hereunder. Further, this Section 6(a) shall not prevent Employee from disclosing Confidential Information in connection with any litigation, arbitration or mediation to enforce this Employment Agreement, provided that such disclosure is necessary for Employee to assert any claim or defense in such proceeding.

(b)           Notwithstanding the foregoing, nothing in this Section 6 shall prohibit or impede Employee from communicating, cooperating or filing a complaint with any federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation; provided, that in each case such communications and disclosures are consistent with applicable law. Employee understands that Employee does not need the prior authorization of (or to give notice to) the Company regarding any such communication or disclosure. Employee further understands and acknowledges that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Employee understands and acknowledges further that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order. Notwithstanding the foregoing, under no circumstance will Employee be authorized to disclose any information covered by attorney-client privilege or attorney work product of the Company and its subsidiaries and affiliates without prior written consent of the Company’s General Counsel or other officer designated by the Company or except as otherwise required by applicable law.

(c)            Upon termination of employment for any reason, Employee shall return to the Company all copies, reproductions and summaries of confidential information in Employee’s possession and erase the same from all media in Employee’s possession, and, if the Company so requests, shall certify in writing that Employee has done so. All Confidential Information is and shall remain the property of the Company (or, in the case of information that the Company receives from a third party which it is obligated to treat as confidential, then the property of such third party); provided, however, that Employee shall be entitled to retain copies of (i) information showing Employee’s compensation or relating to reimbursement of expenses, (ii) information that is required for the preparation of Employee’s personal income tax return, (iii) documents provided to Employee in Employee’s capacity as a participant in any employee benefit plan, policy or program of the Company and (iv) this Employment Agreement and any other agreement by and between Employee and the Company with regard to Employee’s employment or termination thereof.

(d)            All Intellectual Property (as hereinafter defined) and Technology (as hereinafter defined) created, developed, obtained or conceived of by Employee during the Term, and all business opportunities presented to Employee during the Term, shall be owned by and belong exclusively to the Company, provided that they reasonably relate to any of the business of the Company on the date of such creation, development, obtaining or conception, and Employee shall (i) promptly disclose any such Intellectual Property, Technology or business opportunity to the Company, and (ii) execute and deliver to the Company, without additional compensation, such instruments as the Company may require from time to time to evidence its ownership of any such Intellectual Property, Technology or business opportunity. For purposes of this Employment Agreement, (x) the term “Intellectual Property” means and includes any and all trademarks, trade names, service marks, service names, patents, copyrights, and applications therefor, and (y) the term “Technology” means and includes any and all trade secrets, proprietary information, invention, discoveries, know-how, formulae, processes and procedures.

7.	Covenants Reasonable.

The parties acknowledge that the restrictions contained in Sections 5 and 6 hereof are a reasonable and necessary protection of the immediate interests of the Company, and any violation of these restrictions could cause substantial injury to the Company and that the Company would not have entered into this Employment Agreement without receiving the additional consideration offered by Employee in binding Employee to any of these restrictions. In the event of a breach or threatened breach by Employee of any of these restrictions, the Company shall be entitled to apply to any court of competent jurisdiction for an injunction restraining Employee from such breach or threatened breach; provided, however, that the right to apply for an injunction shall not be construed as prohibiting the Company from pursuing any other available remedies for such breach or threatened breach.

8.	No Third Party Beneficiary.

This Employment Agreement is not intended and shall not be construed to confer any rights or remedies hereunder upon any Person, other than the parties hereto or their permitted assigns (including, without limitation, Employee’s estate following Employee’s death). “Person” shall mean an individual, corporation, partnership, limited liability company, limited liability partnership, association, trust or other unincorporated organization or entity.

9.	Notices.

Unless otherwise provided herein, any notice, exercise of rights or other communication required or permitted to be given hereunder shall be in writing and shall be given by overnight delivery service such as Federal Express, telecopy (or like transmission) or personal delivery against receipt, or mailed by registered or certified mail (return receipt requested), to the party to whom it is given at such party’s address set forth below such party’s name on the signature page or such other address as such party may hereafter specify by notice to the other party hereto. Any notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by telecopy or like transmission or on the next business day when sent by overnight delivery service.

10.	Representations.

The Company hereby represents and warrants that the execution and delivery of this Employment Agreement and the performance by the Company of its obligations hereunder have been duly authorized by all necessary corporate action of the Company.

11.	Withholding.

Anything to the contrary notwithstanding, all payments required to be made by the Company to Employee, her transferee or her beneficiaries, including her estate, shall be subject to withholding of such amounts relating to taxes as the Company may reasonably determine it should withhold pursuant to any applicable law or regulation.

12.	Amendment.

This Employment Agreement may be amended only by a written agreement signed by the parties hereto.

13.	Binding Effect.

The rights and duties under this Employment Agreement are not assignable by Employee other than as a result of Employee’s death. None of Employee’s rights under this Employment Agreement shall be subject to any encumbrances or the claims of Employee’s creditors. This Employment Agreement shall be binding upon and inure to the benefit of the Company and any successor organization which shall succeed to the Company by merger or consolidation or operation of law, or by acquisition of all or substantially all of the assets of the Company (provided that a successor by way of acquisition of assets shall have undertaken in writing to assume the obligations of the Company hereunder).

14.	Governing Law.

This Employment Agreement shall be governed by and construed in accordance with the internal laws of the Cayman Islands applicable to contracts to be performed wholly within such jurisdiction and without regard to its conflict of laws provisions.

15.	Severability.

If any provision of this Employment Agreement, including those contained in Sections 5 and 6 hereof, shall for any reason be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Moreover, if any one or more of the provisions of this Employment Agreement, including those contained in Sections 5 and 6 hereof, shall be held to be excessively broad as to duration, activity or subject, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent allowable by applicable law. To the extent permitted by applicable law, each party hereto waives any provision of law that renders any provision of this Employment Agreement invalid, illegal or unenforceable in any way.

16.	Execution in Counterparts.

This Employment Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same instrument. Signatures delivered by facsimile or electronically (including via .pdf) shall be deemed effective for all purposes.

17.	Entire Agreement.

This Employment Agreement and the equity award agreements entered into in connection with the closing of the transactions contemplated by the Transaction Agreement set forth the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof, including the Amended and Restated Employment Agreement, dated as of December 15, 2008, by and between Employee and Chindex International, Inc., as amended (the “Prior Agreement”); provided, that any of Employee’s rights to payment, benefits or indemnification under the Prior Agreement shall be governed by the Prior Agreement which shall remain enforceable in accordance with its terms.

18.	Titles and Headings.

Titles and headings to Sections herein are for purposes of reference only, and shall in no way limit, define or otherwise affect the meaning or interpretation of any of the provisions of this Employment Agreement.

19.	Conflicts of Interest.

Employee specifically covenants, warrants and represents to the Company that Employee has the full, complete and entire right and authority to enter into this Employment Agreement, that Employee has no agreement, duty, commitment or responsibility of any kind or nature whatsoever with any corporation, partnership, firm, company, joint venture or other entity or other Person which would conflict in any manner whatsoever with any of Employee’s duties, obligations or responsibilities to the Company pursuant to this Employment Agreement, that Employee is not in possession of any document or other tangible property of any other Person of a confidential or proprietary nature which would conflict in any manner whatsoever with any of Employee’s duties, obligations or responsibilities to the Company pursuant to Employee’s Employment Agreement, and that Employee is fully ready, willing and able to perform each and all of Employee’s duties, obligations and responsibilities to the Company pursuant to this Employment Agreement.

20.	Consent to Jurisdiction.

The parties hereby irrevocably submit to the jurisdiction of any New York State or Federal court sitting in the City of New York in any action or proceeding to enforce the provisions of this Employment Agreement, and waive the defense of inconvenient forum to the maintenance of any such action or proceeding.

21.	Indemnification.

If Employee is made party to, is threatened to be made party to, receives any legal process in, or receive any discovery request or request for information in connection with, any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that Employee was an officer, director, employee or agent of the Company of any of its subsidiaries or affiliates, or was serving at the request of the Company or any of its subsidiaries or affiliates, the Company shall indemnify and hold Employee harmless to the fullest extent permitted by the Company’s Certificate of Incorporation and bylaws or, if greater, by the laws of the Cayman Islands, against all costs, expenses, liabilities and losses Employee incurs in connection therewith. Such indemnification shall continue even if Employee has ceased to be an officer, director, employee or agent of the Company or any of its subsidiaries or affiliates, and shall inure to the benefit of Employee’s heirs, executors and administrators. The Company shall reimburse Employee for all costs and expenses Employee incurs with any Proceeding within twenty (20) business days after receipt by the Company of a written request for such reimbursement and appropriate documentation associated with such expenses. This provision shall in all events survive any termination of this Employment Agreement.

22.	Liability Insurance.

The Company shall cover Employee under directors and officers liability insurance both during and, while potential liability exists, after the Term in the same amount and to the same extent as the Company generally provides to its other senior executive officers and directors. This provision shall in all events survive any termination of this Employment Agreement.

23.	No Duty to Mitigate.

Employee shall have no duty to mitigate or offset any amounts payable by the Company to Employee hereunder.

24.	Release.

As a condition to the obligation of the Company to make the payments provided for in this Employment Agreement and otherwise perform its obligations hereunder to Employee upon termination of Employee’s employment, Employee or Employee’s legal representatives shall deliver to the Company, no later than forty-five (45) days after termination of Employee’s employment pursuant to either Section 4(b), 4(g) (other than due to Employee’s death) or 4(h), a written release, substantially in the form attached hereto as Exhibit A, and the time for revocation of such release shall have expired without the release having been revoked; provided, however, that such release shall be conditioned on the receipt from the Company of a release of Employee, provided that such release from the Company shall not be such a condition and shall be null and void and of no force or effect in the event of any act or omission by Employee that could constitute the basis for termination for Cause or that could be a crime of any kind. Notwithstanding anything to the contrary, if the period for the release to become effective spans two taxable years, any payment due to Employee upon termination of Employee’s employment shall be made on the later of the date the release becomes effective and irrevocable or the first business day of the second taxable year.

25.	Section 409A.

This Agreement is intended to comply with Section 409A and any ambiguities shall be interpreted consistent with such intention. Employee and the Company agree to cooperate to make such amendments to the terms of this Employment Agreement as may be necessary to avoid the imposition of penalties and additional taxes under Section 409A of the Code; provided, however, that the Company agrees that any such amendment shall, to the extent possible without violating Section 409A, provide Employee with economically equivalent payments and benefits. While the payments and benefits provided hereunder are intended to be structured in a manner to avoid the implication of any penalty taxes under Section 409A, in no event whatsoever shall the Company or any of its subsidiaries or affiliates be liable for any additional tax, interest, or penalties that may be imposed on Employee as a result of Section 409A or any damages for failing to comply with Section 409A (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A).

26.	Review of Counsel.

Employee hereby acknowledges and confirms that Employee is freely entering into this Employment Agreement and that Employee has had an opportunity to consult with an attorney of Employee’s choice in connection with the negotiation and execution of this Employment Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Employment Agreement as of the date first written above.

/s/ Roberta Lynn Lipson
Roberta Lynn Lipson

c/o United Family Healthcare
Hengtong Office Park Building 7
Jiuxianqiao Road #10
Beijing, P.R.China

[Project Unicorn – Signature Page to Employment Agreement]

IN WITNESS WHEREOF, the undersigned have executed this Employment Agreement as of the date first written above.

NEW FRONTIER CORPORATION

By:	/s/ Carl Wu
Name:	Carl Wu
Title:	Director

23rd Floor, 299 QRC
287-299 Queen’s Road Central
Hong Kong

[Project Unicorn – Signature Page to Employment Agreement]

EXHIBIT A

Form of Release

This Release (this “Release”) is entered into by Roberta Lipson (“Employee”) and New Frontier Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), effective as of ___________________, _____ (the “Effective Date”).

In consideration of the promises set forth in the Employment Agreement between Employee and the Company, dated as of ___________________, 2019 (the “Employment Agreement”), Employee and the Company agree as follows:

1. General Releases and Waivers of Claims.

(a) Employee’s Release of Company. In consideration of the payments and benefits provided to Employee under the Employment Agreement and after consultation with counsel, Employee and each of Employee’s respective heirs, executors, administrators, representatives, agents, successors and assigns (collectively, the “Employee Parties”) hereby irrevocably and unconditionally release and forever discharge the Company and its subsidiaries and affiliates and each of their respective officers, employees, directors, shareholders and agents (“Company Parties”) from any and all claims, actions, causes of action, rights, judgments, fees and costs (including attorneys’ fees), obligations, damages, demands, accountings or liabilities of whatever kind or character (collectively, “Claims”), including, without limitation, any Claims based upon contract, tort, or under any federal, state, local or foreign law, that the Employee Parties may have, or in the future may possess, arising out of any aspect of Employee’s employment relationship with and service as an employee, officer, director or agent of the Company or any of its subsidiaries or affiliates, or the termination of such relationship or service, that occurred, existed or arose on or prior to the date hereof; provided, however, that Employee does not release, discharge or waive (i) any rights to payments and benefits provided under the Employment Agreement that are contingent upon the execution by Employee of this Release, (ii) any right Employee may have to enforce this Release or the provisions of the Employment Agreement that survive termination of the Employment Agreement, (iii) Employee’s eligibility for indemnification in accordance with any written indemnification agreement, the Company’s certificate of incorporation, bylaws or other corporate governance document, or any applicable insurance policy, with respect to any liability Employee incurred or might incur as an employee, officer or director of the Company, including, without limitation, pursuant to Sections 21 and 22 of the Employment Agreement, (iv) any claims for accrued, vested benefits under any employee benefit or pension plan of the Company Parties subject to the terms and conditions of such plan and applicable law including, without limitation, any such claims under the Employee Retirement Income Security Act of 1974, or (v) any rights of Employee in connection with her interest as a stockholder or equity-award holder of the Company.

(b) Employee’s Specific Release of ADEA Claims. In further consideration of the payments and benefits provided to Employee under the Employment Agreement, the Employee Parties hereby unconditionally release and forever discharge the Company Parties from any and all Claims that the Employee Parties may have as of the date Employee signs this Release arising under the Federal Age Discrimination in Employment Act of 1967, as amended, and the applicable rules and regulations promulgated thereunder (“ADEA”). By signing this Release, Employee hereby acknowledges and confirms the following: (i) Employee was advised by the Company in connection with Employee’s termination to consult with an attorney of Employee’s choice prior to signing this Release and to have such attorney explain to Employee the terms of this Release, including, without limitation, the terms relating to Employee’s release of claims arising under ADEA; (ii) Employee was given a period of not fewer than twenty-one (21) days or forty-five (45) days, whichever is applicable under applicable law, to consider the terms of this Release and to consult with an attorney of Employee’s choosing with respect thereto; and (iii) Employee knowingly and voluntarily accepts the terms of this Release. Employee also understands that Employee has seven (7) days following the date on which Employee signs this Release within which to revoke the release contained in this paragraph, by providing the Company a written notice of Employee’s revocation of the release and waiver contained in this paragraph.

(c) Company’s Release of Employee. The Company for itself and on behalf of the Company Parties hereby irrevocably and unconditionally release and forever discharge the Employee Parties from any and all Claims, including, without limitation, any Claims based upon contract, tort, or under any federal, state, local or foreign law, that the Company Parties may have, or in the future may possess, arising out of any aspect of Employee’s employment relationship with and service as an employee, officer, director or agent of the Company or any of its subsidiaries or affiliates, or the termination of such relationship or service, that occurred, existed or arose on or prior to the date hereof, excepting any Claim which would constitute or result from conduct by Employee that could constitute the basis for termination for Cause under the Employment Agreement or could be a crime of any kind. Anything to the contrary notwithstanding in this Release, nothing herein shall release Employee or any other Employee Party from any Claims based on any right the Company may have to enforce this Release or the Employment Agreement.

(d) No Assignment. Each of the parties represents and warrants that it has not assigned any of the Claims being released under this Release.

2. Proceedings. Each of Employee and the Company represents and warrants that it has not filed any complaint, charge, claim or proceeding against the other party before any local, state or federal agency, court or other body relating to Employee’s employment or the termination thereof (each, individually, a “Proceeding”).

[Project Unicorn – Signature Page to Employment Agreement]

3. Remedies.

(a) In the event Employee initiates or voluntarily participates in any Proceeding involving any of the matters waived or released in this Release, or if Employee fails to abide by any of the terms of this Release, or if Employee revokes the ADEA release contained in Paragraph 2(b) of this Release within the seven (7)-day period provided under Paragraph 2(b), the Company may, in addition to any other remedies it may have, reclaim any amounts paid to Employee, and terminate any benefits or payments that are due, pursuant to the termination provisions of the Employment Agreement, without waiving the release granted herein. In addition, in the event that the Board of Directors of the Company determines that Employee has failed to comply with Sections 5 and/or 6 of the Employment Agreement (other than as a result of an unintentional and immaterial disclosure of Confidential Information (as defined in the Employment Agreement)), the Company may, in addition to any other remedies it may have, reclaim any amounts paid to Employee pursuant to Section 4(b)(2)(D) or Section 4(h)(iv) of the Employment Agreement, without waiving the release granted herein. Employee acknowledges and agrees that the remedy at law available to the Company for breach of any of Employee’s post-termination obligations under the Employment Agreement or Employee’s obligations herein would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, Employee acknowledges, consents and agrees that, in addition to any other rights or remedies that the Company may have at law or in equity, the Company shall be entitled to seek a temporary restraining order or a preliminary or permanent injunction, or both, without bond or other security, restraining Employee from breaching Employee’s post-termination obligations under the Employment Agreement or Employee’s obligations hereunder. Such injunctive relief in any court shall be available to the Company, in lieu of, or prior to or pending determination in, any arbitration proceeding.

(b) Employee understands that by entering into this Release Employee will be limiting the availability of certain remedies that Employee may have against the Company and limiting also Employee’s ability to pursue certain claims against the Company.

(c) The Company acknowledges and agrees that the remedy at law available to Employee for breach of any of its post-termination obligations under the Employment Agreement or its obligations hereunder would be inadequate and that damages flowing from such a breach may not readily be susceptible to being measured in monetary terms. Accordingly, the Company acknowledges, consents and agrees that, in addition to any other rights or remedies that Employee may have at law or in equity, Employee shall be entitled to seek a temporary restraining order or a preliminary or permanent injunction, or both, without bond or other security, restraining the Company from breaching its post-termination obligations under the Employment Agreement or its obligations hereunder. Such injunctive relief in any court shall be available to Employee, in lieu of, or prior to or pending determination in, any arbitration proceeding.

(d) The Company understands that by entering into this Release it will be limiting the availability of certain remedies that it may have against Employee and limiting also its ability to pursue certain claims against Employee.

4. Severability Clause. In the event any provision or part of this Release is found to be invalid or unenforceable, only that particular provision or part so found, and not the entire Release, will be inoperative.

5. Nonadmission. Nothing contained in this Release will be deemed or construed as an admission of wrongdoing or liability on the part of the Company or Employee.

6. Governing Law. All matters affecting this Release, including the validity thereof, are to be governed by, and interpreted and construed in accordance with, the laws of the Cayman Islands applicable to contracts executed in and to be performed in that jurisdiction.

7. Notices. All notices or communications hereunder shall be made in accordance with Section 9 of the Employment Agreement:

EMPLOYEE ACKNOWLEDGES THAT EMPLOYEE HAS READ THIS RELEASE AND THAT EMPLOYEE FULLY KNOWS, UNDERSTANDS AND APPRECIATES ITS CONTENTS, AND THAT EMPLOYEE HEREBY EXECUTES THE SAME AND MAKES THIS RELEASE AND THE RELEASE AND AGREEMENTS PROVIDED FOR HEREIN VOLUNTARILY AND OF EMPLOYEE’S OWN FREE WILL.

IN WITNESS WHEREOF, the parties have executed this Release as of the date first set forth above.

Roberta Lipson

NEW FRONTIER CORPORATION

By: